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08029766

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SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elevation, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1535 Elizabeth Avenue, Suite 203
(No. and Street)

Charlotte	NC	28204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Sheehan (704) 926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, McNeish, Breedlove & Hearn, P.A.
(Name – *if individual, state last, first, middle name*)

309 S. Laurel Avenue	Charlotte	NC	28207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Patrick Sheehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elevation, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member / CCO

Title

Jennifer L Barnes

Notary Public

JENNIFER L. BARNES NOTARY PUBLIC MECKLENBURG COUNTY, NC EXP. DEC. 5, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELEVATION, LLC

Audited Financial Statements
And Supplementary
Information

Years Ended December 31, 2007 and 2006

MILLER MCNEISH BREEDLOVE & HEARN, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

INDEPENDENT AUDITORS' REPORT

To the Member of
Elevation, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Elevation, LLC (a North Carolina Limited Liability Company) as of December 31, 2007 and 2006, and the related statements of income, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elevation, LLC as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Miller McNeish Breedlove & Hearn, PA

February 15, 2008

ELEVATION, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
Current assets:		
Cash and cash equivalents	$ 54,380	$ 87,175
Receivable from Clearing Firm	19,335	73,841
Deposit with Clearing Firm	200,215	200,233
Other assets	22,228	8,230
Total current assets	296,158	369,479
Property and equipment:		
Office furniture and equipment	59,424	38,395
Automobile	46,612	46,612
	106,036	85,007
Less accumulated depreciation	(22,483)	(6,932)
Net property and equipment	83,553	78,075
Total assets	$ 379,711	$ 447,554

LIABILITIES AND MEMBER'S EQUITY

	2007	2006
Current liabilities:		
Accounts payable	$ 7,711	$ 15,416
Accrued expenses	16,337	6,431
Total current liabilities	24,048	21,847
MEMBER'S EQUITY		
Total member's equity	355,663	425,707
Total liabilities and member's equity	$ 379,711	$ 447,554

ELEVATION, LLC

STATEMENTS OF INCOME
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Trading	$ 730,469	$ 85,937
Commissions	37,804	2
Interest and dividends	15,639	5,761
Other	35,483	262
Total revenue	819,395	91,962
Expenses:		
Clearing fees	156,050	12,758
Commissions paid	26,462	-
Depreciation	15,551	6,932
Dues and subscriptions	24,718	6,474
Employee compensation and benefits	110,008	25,249
Insurance	1,540	836
Licenses and permits	3,937	6,769
Occupancy costs	37,464	18,101
Other	29,441	914
Professional fees	59,268	48,372
Total expenses	464,439	126,405
Net income/(loss)	$ 354,956	$ (34,443)

ELEVATION, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
As of and for the years ended December 31, 2007 and 2006

		Member's Equity
Balance - December 31, 2005	$	-
Member contributions		485,150
Member withdrawals		(25,000)
Net loss		(34,443)
Balance - December 31, 2006	$	425,707
Member contributions		-
Member withdrawals		(425,000)
Net income		354,956
Balance - December 31, 2007	$	355,663

ELEVATION, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income/(loss)	$ 354,956	$ (34,443)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:		
Depreciation expense	15,551	6,932
Decrease/(increase) in receivable from Clearing Firm	54,506	(73,841)
Decrease/(increase) in deposit with Clearing Firm	18	(200,233)
Increase in other assets	(13,998)	(8,230)
Increase in accounts payable and accrued expenses	2,201	21,847
Net cash provided by/(used in) operating activities	413,234	(287,968)
Cash flows from investment activities:		
Purchase of property and equipment	(21,029)	(85,007)
Net cash used in investment activities	(21,029)	(85,007)
Cash flows from financing activities:		
Member contributions	-	485,150
Member withdrawals	(425,000)	(25,000)
Net cash provided by/(used in) financing activities	(425,000)	460,150
Net increase/(decrease) in cash	(32,795)	87,175
Cash, beginning of year	87,175	-
Cash, end of year	$ 54,380	$ 87,175
Supplemental disclosure of cash flow information		
Cash payments for:		
Interest	$ -	$ 1

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company is a single-member LLC that operates as a brokerage firm located in Charlotte, North Carolina. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the Company's significant policies follows:

Revenue Recognition
The Company recognizes revenue and prepares its financial statements on the accrual basis of accounting.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Cash and Cash Equivalents
For the purpose of the financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Revenue

The Company operates under a fully disclosed clearing agreement whereby Sterne Agee Capital Markets, Inc. introduces the Company's customer accounts to an affiliate securities clearing firm, Sterne, Agee & Leach, Inc. ("Clearing Firm"). The Clearing Firm clears transactions on behalf of the Company and carries and clears on a fully disclosed basis the Company's and its customers' cash and margin accounts. The company earns income, net of clearing costs, on these introduced transactions. Securities transactions are recorded on a trade-date basis.

In addition, the Company operates under a revenue sharing agreement with NeoNet Securities, Inc. whereby it earns commissions based on transactions initiated by a third party.

Note 3 – Depreciation

Depreciation expense charged to operations was $15,551 and $6,932 for the years ended December 31, 2007 and 2006, respectively.

Note 4 –Receivable From and Deposit With Clearing Firm

For transactions cleared on its behalf, the Company had net receivables in the amount of $19,335 and $73,841 from the Clearing Firm as of December 31, 2007 and 2006, respectively.

The Company held a deposit of $200,215 and $200,233 with the Clearing Firm at December 31, 2007 and 2006, respectively. The clearing deposit is interest-bearing and is required under the clearing agreement between the Company and the Clearing Firm.

Note 5 – Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as a sole proprietorship. In lieu of income taxes, the single member of the LLC will be taxed on the Company's taxable income. As such, no provision for current or deferred income taxes was recorded at December 31, 2007 or 2006 or for the periods then ended.

Note 6 – Concentration of Risk

During 2007 and 2006, the Company had one large customer which accounted for one hundred percent of its trading revenue.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash deposits. The Company maintains its cash balances in bank deposit accounts. The balances, at times, may exceed federally insured limits.

Note 7 – Leases

The Company has entered into a lease agreement for its office space. The lease commenced on August 1, 2006 and expired on December 31, 2007. During 2006, monthly rent was $1,050 per month for the first twelve months and then increased to $1,082 for the remainder of the lease term. For the years ended December 31, 2007 and 2006, respectively, rent expense of $15,477 and $8,800 was embedded in the occupancy costs in the Statements of Income. Subsequent to December 31, 2007, the Company is paying rent on a month-to-month basis.

Note 8 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred by reason of failure to pay on behalf of any introduced account.

Note 9 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(1) of Rule 15c3-3 from reserve requirements of that rule.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, respectively, the Company had net capital of $249,818 and $335,397 which was $149,818 and $235,397, respectively, in excess of its required capital amount of $100,000 (minimum per regulation). At December 31, 2007 and 2006, the Company's net capital ratio was .0963 to 1 and .0651 to 1, respectively.

Note 11 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2007 and 2006 and for the year ended, were reconciled to the accompanying financial statements. No material differences were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

ELEVATION, LLC

Supplemental Information

Years Ended December 31, 2007 and 2006

MILLER MCNEISH BREEDLOVE & HEARN, PA
CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY SCHEDULES

The Member of
Elevation, LLC
Charlotte, North Carolina

We have audited the accompanying financial statements of Elevation, LLC as of and for the years ended December 31, 2007 and 2006 and have issued our report thereon dated February 15, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller McNeish Breedlove & Hearn, PA

February 15, 2008

ELEVATION, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007 and 2006

	2007	2006
Net Capital		
Total member's equity qualified for net capital	$ 355,663	$ 425,707
Add other deductions or allowable credit:		
Deductions for non-allowable assets:		
Other assets	(18,288)	(8,230)
Net fixed assets	(83,553)	(78,075)
Net capital before haircuts	253,822	339,402
Other haircuts:		
Clearing deposit	(4,004)	(4,005)
Net capital at December 31, 2007	$ 249,818	$ 335,397
Aggregate Indebtedness		
Current liabilities included in statement of financial condition	$ 24,048	$ 21,847
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$ 1,604	$ 1,457
Minimum net capital required, per regulation	$ 100,000	$ 100,000
Excess net capital	$ 149,818	$ 235,397
Excess net capital at 1000%	$ 247,413	$ 333,212
Percent of aggregate indebtness to net capital	9.63%	6.51%
Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 249,818	$ 335,397
Decrease in operating expenses	-	(1,244)
Decrease in depreciation expense	(620)	(21,631)
Deductions for non-allowable assets:		
Net fixed assets	620	22,875
Net capital per above	$ 249,818	$ 335,397

See Auditors' Report and Accompanying Notes

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

The Member of
Elevation, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Elevation, LLC (the Company) as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the sole member of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Miller McNeish Breedlove & Hearn, PA

Charlotte, NC

February 15, 2008

ELEVATION, LLC

Material inadequacies – Rule 17a-5(j)
Years Ended December 31, 2007 and 2006

Material Inadequacy	Corrective Action Taken or Proposed
None	Not Applicable

See report on accompanying information.